COMMENTS RECEIVED ON OCTOBER 19, 2010

FROM CHRISTIAN SANDOE

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Japan Fund

POST-EFFECTIVE AMENDMENT NO. 120

1. "Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

2. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we include the market capitalization strategy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

3. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Geographic Concentration in Japan. Because Fidelity Management & Research Company (FMR) concentrates the fund's investments in Japan, the fund's performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds."

C: The Staff believes this disclosure focuses solely on the geographic diversification of the fund as opposed to focusing on the risks of investing in Japan.

R: The disclosure at issue summarizes the risks potentially faced by a fund such as Fidelity Japan Fund that is closely tied to a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to Japan is appropriately located in the "Investment Details" section under the heading, "Special Considerations regarding Japan."

4. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You could lose money by investing in the fund."

C: The Staff notes that this disclosure is not required by Form N-1A and requests that this language be deleted for any funds not advised by or sold through a depository institution.

R: We understand the requirements and are including this disclosure as a principal risk of these funds.

5. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. Subject to certain limited exceptions, the fund no longer accepts investments in Class B shares. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, or Class C is its NAV, minus the short-term redemption fee, if applicable, and any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable, and any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.After a maximum of seven years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon were reflected in the 485(a) filing made on September 3, 2010 for the fund.

6. "Fund Basics" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of Japanese issuers and other investments that are tied economically to Japan. FMR normally invests the fund's assets primarily in common stocks."

C: The Staff inquired as to how it is determined that an investment is tied economically to Japan. The Staff also questioned how "Japanese issuers" differ from "investments that are tied economically to Japan".

R: Securities of Japanese issuers are one type of investment tied economically to Japan, and the factors FMR considers to determine whether an investment is tied economically to a particular country or region are disclosed under the heading, "Country or Geographic Region." We note that this approach is consistent with the 35d-1 adopting release (which deviated from the proposal outlined in the 35d-1 proposing release and requires at least 80% of a fund's assets in "investments" as opposed to "securities of issuers" tied economically to named country or region).

7. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff questioned whether the fund will use derivatives as a principal investment strategy.

R: The fund does not currently intend to use derivatives as a principal strategy.

8. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that small and/or mid-cap risk to added to "Principal Investment Risks" because of the fund's attempt to diversify in terms of market capitalization.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

9. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

10. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.